Exhibit 99.1

HEIDMAR MARITIME HOLDINGS CORP.
REPORTS RESULTS FOR THE QUARTER ENDED MARCH 31, 2025
Athens / New York, 10 June 2025 - Heidmar Maritime Holdings Corp. (the "Company" or "Heidmar") (NASDAQ: HMR) today reported its results for the quarter ended March 31, 2025.
First Quarter 2025 Highlights
• Total net revenues of $5.8 million.

• Net loss attributable to shareholders of $6.0 million or $0.1 per share

• Adjusted net income(1)attributable to shareholders for the quarter of $875,194 or $0.02 income per share, excluding  non-cash expense of $3.9 million relating to the fair value of the earnout shares that will be issued to certain of the Company's shareholders upon the satisfaction of certain conditions set forth in the business combination agreement with MGO Global Inc, the non-cash bonus of stock based compensation of $1.5 million and the amortization of Heidmar’s 2025 Equity Incentive Plan of $1.5 million.

• Adjusted EBITDA(1) of $1.2 million.

(1) Adjusted EBITDA, Adjusted net income attributable to shareholders and Adjusted income per share attributable to shareholders are not measurements recognized under US GAAP (GAAP) and should not be used in isolation or as a substitute for Heidmar’s financial results presented in accordance with GAAP. See “Non-GAAP Financial Measures” later in this Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

FIRST QUARTER 2025 RESULTS COMPARED TO FIRST QUARTER 2024
The total revenues earned mainly from commissions, management fees and time charter hires were $5.8 million for the three months ended March 31, 2025, down $2.8 million from $8.6 million in the same period of 2024, primarily due to the decrease in the number of vessels under management and the termination of two time-charter syndication agreements.

Pankaj Khanna, Chief Executive Officer of Heidmar, commented:
“Q1 is the first quarter we are releasing our results after the business acquisition with MGO and the results reflect the accounting treatment of the deal, annual performance bonuses and the long-term equity incentive plan.
Excluding these effects, the business environment was quite challenging in the quarter. The uncertainty created by the constant news flow and tariffs led to a decline in freight rates for tankers. With freight rates declining, asset prices have also trended down to varying degrees based on the age of the vessel with older vessels seeing significant decline to the tune of 30-35% as compared to the summer of 2024. The decline in asset values has seen new players entering the market looking for services on technical and commercial management, and we are working closely with some investors to take advantage of this opportunity and close deals.
Levels for time chartering (leasing) crude and product tankers for short to medium term charters have also softened and present an opportunity for us to rebuild our Time Charter book. We are actively bidding on some modern vessels for medium term charters and hope to conclude 1-2 ships in the coming months.
For the future, we remain committed to our stated strategy of two main lines of business i.e. maritime services for bulk shipping and select specialist sectors, and project development with investors where Heidmar arranges deals to acquire assets with investors where we coinvest and provide commercial, technical, or corporate services. We are working on growth opportunities on both lines of the business and hope to conclude deals within the second half of the year.”

Conference Call details:
Our management team will host a conference call to discuss our financial results on Wednesday, June 11, 2025, at 8:00 a.m. Eastern Time (ET).
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll Free Dial In). Please quote “Heidmar” to the operator and/or conference ID 13754281. Click here for additional participant International Toll-Free access numbers.
Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and audio webcast:
There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit www.heidmar.com and click on Financials & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Heidmar, Inc.
Celebrating its 40th anniversary this year, Heidmar is an Athens based, commercial and pool management business servicing the crude and product tanker market and is committed to safety, performance, relationships and transparency. With operations in Athens, London, Singapore, Chennai, Hong Kong and Dubai, Heidmar has a reputation as a reliable and responsible partner with a goal of maximizing our customers' profitability. Heidmar seeks to offer vessel owners a "one stop" solution for all maritime services in the crude oil, refined petroleum products and dry bulk shipping sectors. Heidmar believes its unique business model and extensive experience in the maritime industry allows the Company to achieve premier market coverage and utilization, as well as provide customers in the sector with seamless commercial transportation services. For more information, please visit www.heidmar.com.

Forward-Looking Statements

This release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Company. All statements other than statements of historical facts contained in this press release, including statements regarding the Company’s future results of operations and financial position, business strategy, prospective costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated operations of Heidmar are forward-looking statements. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include unforeseen liabilities, expansion and growth of the Company’s operations, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker or drybulk vessel capacity, changes in the Company’s operating expenses, demand for the Company’s managed fleet, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general international geopolitical conditions and conflicts, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires, and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond the Company’s control, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.

CONTACT INFORMATION:

Investor Relations/Media Contact:
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
230 Park Avenue, Suite 1540
New York, N.Y. 10169
Tel.: (212) 661-7566
Email: heidmar@capitallink.com

HEIDMAR MARITIME HOLDINGS CORP.
FINANCIAL TABLES

Explanatory Note
On February 20, 2025, Heidmar Maritime Holdings Corp.’s (the “Company”) common shares commenced trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “HMR” through a business combination transaction involving Heidmar Inc. (“HMI”) and MGO Global Inc. (“MGO”), a Nasdaq-listed company. The Company and HMI are entities under common control. Pursuant to U.S. generally accepted accounting principles (“U.S. GAAP”), this transaction is accounted for as a business acquisition, with Heidmar Inc. being the accounting acquirer and MGO the acquired entity.
Accordingly, the historical interim financial information of Heidmar Inc. has been carried forward as the historical interim financial information of the Company. The interim financial information for the three months ended March 31, 2025, includes the results of operations and financial position of Heidmar Maritime Holdings Corp. and its subsidiaries, Heidmar Inc. and MGO.
Comparative interim financial information for the three months ended March 31, 2024, reflects only the historical financial results of Heidmar Inc., the accounting acquirer. The results of MGO for the comparative period are not presented within the comparative financial information, as MGO is accounted for as the acquired entity and its historical interim financial information do not constitute the predecessor interim financial information of the Company. The Company consolidates MGO from the date of acquisition forward.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31, 2025	Three months ended March 31, 2024
Revenues:
Trade revenues	$834,047	$680,643
Trade revenues – related parties	$1,504,138	$2,580,653
Time charter revenues	$3,235,407	$4,700,982
Syndication income, related party	–	$664,621
Revenues, net	$262,471	–
Total revenues	$5,836,063	$8,626,899

Expenses/(Income):
Cost of revenues	$61,941	–
Voyage expenses	$8,495	$624,963
Gain on inventories	$(174,453)	–
Operating lease expenses	$2,441,721	$2,453,428
Charter-in expenses	–	$931,912
Other operating income	$(728,004)	–
General and administrative expenses	$6,087,186	$2,235,063
Depreciation and amortization of intangible asset	$19,328	$5,087
Total expenses	$7,716,214	$6,250,453

Operating (loss)/income	$(1,880,151)	$2,376,446

Other income / (expenses), net:
Interest income, net	$130,131	$98,278
Interest income – related parties	$5,060	–
Foreign exchange gains / (losses)	$54,706	$(140,995)
Finance costs	$(407,450)	$(523,450)
Finance costs, related party	–	$83,660
Share of loss from joint venture	$(49,439)	–
Other expenses, net	$(3,885,877)	–
Total other expenses, net	$(4,152,869)	$(649,787)

Net (loss)/income from continuing operations – controlling interest	$(6,033,020)	$1,726,659
Net loss from discontinued operations	$(100)	–
Net (loss)/income	$(6,033,120)	$1,726,659

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET DATA

	March 31, 2025	December 31, 2024
ASSETS	(unaudited)	(audited)

Cash and cash equivalents	$19,159,218	$20,029,506
Other current assets	12,553,255	10,222,269
Investment in joint venture	76,544	1,569,573
Other noncurrent assets	15,721,579	5,300,148
Total assets	$47,510,596	$38,121,496

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$3,581,534	$1,730,308
Other liabilities	18,153,057	18,175,778
Total stockholders' equity	25,776,005	18,215,410
Total liabilities and stockholders' equity	$47,510,596	$38,121,496

OTHER FINANCIAL DATA (unaudited)
	Three months ended March 31,
	2025	2024

Net cash provided by operating activities	$3,131,604	4,320,529
Net cash provided by/(used in) investing activities	3,618,932	(184,171)
Net cash used in financing activities	$(8,047,766)	(19,217)

NON-GAAP FINANCIAL MEASURES

Reconciliation of Net (Loss) / Income to Adjusted EBITDA
(In U.S. Dollars)
	Q1 2025	Q1 2024
Net (loss) / income	(6,033,120)	1,726,659
Interest and finance cost, net	272,259	508,832
Depreciation and amortization	19,328	5,087
EBITDA	(5,741,533)	2,240,578
Stock-based compensation	2,990,547	-
Non-cash expense relating to the fair value of the earnout shares	3,917,767	-
Adjusted EBITDA	1,166,781	2,240,578

Adjusted EBITDA reconciliation:
Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net (loss)/income, interest and finance costs, net, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation and the non-cash expense relating to the fair value of the earnout shares, which the Company believes are not indicative of the ongoing performance of its core operations. We present EBITDA and Adjusted EBITDA as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Reconciliation of Net (Loss)/ Income attributable to shareholders to Adjusted Net Income
(In U.S. Dollars)
	Q1 2025	Q1 2024
Net (loss) / income	(6,033,120)	1,726,659
Unrealized expense relating to Fair value adjustment of earnout Shares	3,917,767	-
Stock based compensation	2,990,547	-
Adjusted net income	875,194	1,726,659

Heidmar considers Adjusted net income attributable to shareholders, to represent net loss/ income before non-cash loss on the fair value adjustments of the earnout shares and amortization of stock-based compensation. We have included herein Adjusted fair value of earnout shares and amortization of stock based compensation because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized loss on the fair value adjustments of the earnout shares and amortization of stock based compensation which may significantly affect results of operations between periods. Adjusted net income attributable to shareholders and Adjusted income per share attributable to shareholders do not represent and should not be considered as an alternative to net loss/ income attributable to shareholders or loss per share attributable to shareholders, as determined by GAAP. The Company's definition of Adjusted net income attributable to shareholders and Adjusted income per share attributable to shareholders may not be the same as that used by other companies in shipping or other industries. Adjusted net income attributable to shareholders and Adjusted income per share attributable to shareholders are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.